Kevin L. Lilly
SENIOR VICE PRESIDENT, SECRETARY
& GENERAL COUNSEL

July 2, 2014

Securities and Exchange Commission

Office of Global Security Risk

100 F Street, NE
Washington, DC 20549

Attn:  Cecilia Blye

Re:	SPX Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 21, 2014
File No. 1-6948

Dear Ms. Blye:

This letter sets forth the responses of SPX Corporation (the “Company,” “we,” and “our”) to comments on the above-referenced filing provided by the Staff of the Securities and Exchange Commission by letter dated May 21, 2014.

The Staff’s comments are restated below in bold type, and are followed by the Company’s responses.

General

1.              Your website provides contact information for Syria and Sudan through SPX Flow Technology in Dubai and, in a section on recent air cooled condenser installations, includes a pamphlet listing a combined cycle power plant in Jandar, Syria.  Syria and Sudan are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about contacts with Syria or Sudan. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology or services you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

13320 BALLANTYNE CORPORATE PLACE
CHARLOTTE, NORTH CAROLINA 28277
UNITED STATES

TEL | 704 | 752 | 4485
FAX | 704 | 752 | 7412
KEVIN.LILLY@SPX.COM

www.spx.com

After investigating our records for fiscal years 2011, 2012, and 2013 and the first quarter of 2014, to the best of our knowledge, we have not, for the last three fiscal years and the subsequent interim period (the “Period”), directly, or indirectly, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements:

•                  Had any past, current, or anticipated contacts with Syria or Sudan;

•                  Provided any products, equipment, components, technology or services to Syria or Sudan; nor

•                  Had any agreements, commercial arrangements, or other contacts with the governments of Syria or Sudan or entities controlled by those governments.

With respect to the pamphlet referenced above listing an air cooled condenser (ACC) installation in a combined cycle power plant in Jandar, Syria, please note that the referenced ACC installation occurred in 1995 and involved an entity that is a non-U.S. SPX subsidiary.  To the best of our knowledge, there are no ongoing obligations with respect to this installation.

With respect to the SPX Flow Technology Dubai website listing contact information for Sudan and Syria, we have removed all references to Syria or Sudan from our website.  As noted above, to the best of our knowledge, we have no contact with Syria or Sudan.

Throughout the Period, our International Trade Policy has prohibited SPX entities, including non-U.S. subsidiaries, from transacting any new business with Syria or Sudan.  Our International Trade Policy also requires any SPX entities with legacy contractual obligations, e.g., warranty obligations or supply of spare parts, to obtain approval from our Legal Department prior to engaging in any transactions pursuant to such pre-existing obligations.  We have neither engaged in nor approved any such transactions in the Period, nor do we expect any such transactions in the future.

2.              Please discuss the materiality of any contacts with Syria and Sudan described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

To the best of our knowledge, we have no contact with Syria or Sudan.

3.              Please discuss whether any of the products, technology, components, equipment or services you provide to Syria or Sudan, directly or indirectly, are dual use items, are on the Department of Commerce’s Commerce Control List, or otherwise have military applications.

To the best of our knowledge, we have no contact with Syria or Sudan.

In connection with this response, we acknowledge the following:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like additional information or desire to discuss the Company’s responses to your comments, please contact the undersigned via telephone at (704) 752-4485 or via e-mail at kevin.lilly@spx.com.

Very truly yours,

/s/ Kevin L. Lilly
Kevin L. Lilly
Senior Vice President, Secretary, and
General Counsel

cc:	Amanda Ravitz
Assistant Director
Division of Corporation Finance